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                             December 8, 2023

       Morgan Callagy
       Co-Chief Executive Officer
       Revelstone Capital Acquisition Corp.
       14350 Myford Road
       Irvine, CA 92606

                                                        Re: Revelstone Capital
Acquisition Corp.
                                                            Amendment No. 4 to
the Registration Statement on Form S-4
                                                            Filed December 8,
2023
                                                            File No. 333-274049

       Dear Morgan Callagy:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2023 letter.

       Amendment No. 4 to the Registration Statement on Form S-4

       Certain Set Jet Projected Financial Information, page 104

   1. We note your response to prior comment 2 and reissue it in part. Please tell us whether the information regarding
historical and projected Adjusted EBITDA (Loss) was used or
                                                        relied upon by the
Revelstone board of directors in determining to approve the business combination. In
addition, we note your response states that Marshall Stevens confirmed that information
regarding the projected (but not historical) Adjusted EBITDA (Loss)
                                                        measure was used in
making their fairness determination. Please revise your disclosure to reinstate your Adjusted
EBITDA (Loss) disclosure in this section consistent with Item
                                                        1015(b)(6) of
Regulation M-A, which requires disclosure of the bases for, and methods of, arriving at findings
and recommendations in reports, opinions or appraisals.
 Morgan Callagy
FirstName
RevelstoneLastNameMorgan     Callagy
           Capital Acquisition Corp.
Comapany8,
December  NameRevelstone
             2023           Capital Acquisition Corp.
December
Page 2    8, 2023 Page 2
FirstName LastName
Certain Set Jet Relationships and Related Party Transactions, page 185

2. We note your revised disclosure in response to prior comment 3 states that the aircraft subject to the Reynolds Select Service Agreement is also subject to the Maine Aviation
         Charter Agreement, pursuant to which Set Jet is contracted to Maine Aviation to arrange
         Federal Aviation Regulation Party 135 charter transportation services to Set Jet for a monthly annual fee of $55,000, among other costs noted therein. However, the Maine
         Aviation Charter Agreement filed as Exhibit 10.44 provides for a monthly fee of $32,000.
         Please advise or revise. Additionally, please revise your disclosure to clarify your references to "monthly annual fee" with respect to the Maine Aviation Charter Agreement and the Scottsdale Jet Charter Agreement.
       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Alex Weniger-Araujo